UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 23, 2015
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the slides for the presentation to investors and the media release in connection with the 2Q15 results.

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com
Media Release
Improved profits in Private Banking & Wealth Management with continued progress on leverage reduction in Investment Banking
• Reported net income of CHF 1.1 billion, stable quarter-on-quarter and 17% higher than a year ago on a consistent basis1
• Strong performance in Asia Pacific across both divisions
• Increased net interest income, margins and client activity in Private Banking & Wealth Management; net new assets of CHF 14.2 billion
• Investment Banking revenues driven by higher performance in equities and advisory, offset by weaker fixed income; higher expenses primarily due to investment in risk, regulatory and compliance infrastructure
• Further significant leverage reduction in Investment Banking; on track to meet targets
July 23, 2015 Credit Suisse delivered improved profits in 2Q15 with solid revenues across both divisions.
Tidjane Thiam, Chief Executive Officer, said: “Credit Suisse reported improved profits in the second quarter. Asia Pacific delivered a strong performance. Effective collaboration and alignment between our Private Banking and Investment Banking franchises have led to excellent growth in profits in Asia Pacific. Overall, our wealth management activities produced an improved performance and generated a good return on regulatory capital as a few initiatives are bearing fruit, particularly in Asia Pacific and in Switzerland. During the quarter, we launched our new advisory offering, Credit Suisse Invest, in Switzerland, following the Asia Pacific launch of the digital private banking platform in the first quarter. In our investment banking activities, profits declined in spite of a better performance in equities and advisory due to an increase in costs. We reduced our leverage exposure in the investment bank during the quarter and that process must continue.”
He added: “The management team and I have begun to evaluate how to best evolve the bank through an in-depth strategic review. Before the end of the year, we will set out a strategy and business model that will allow us to achieve profitable and sustainable growth. Our strategy and business model should ensure that our performance is less volatile and that the performance of our chosen portfolio of businesses is resilient, even in the most challenging environment. The new strategy should address some of the pressures apparent in our 2Q results. We will look to optimize our portfolio of businesses to make it less capital intensive and ensure that we generate excess capital and maximize value for our shareholders through an economic cycle.”
David Mathers, Chief Financial Officer, said: “Credit Suisse delivered improved pre-tax income of CHF 1,646 million in the quarter. We saw strong growth in Asia Pacific across both divisions. In Wealth Management Clients, we attracted CHF 9.0 billion of net new assets and reported an 18% increase in pre-tax profit, driven by improved net interest income and higher client activity.”
He added: “We saw continued progress on capital and leverage. Our look-through CET1 ratio stood at 10.3% at the end of the quarter, up from 10.1% at the end of 2014. In 2Q, we benefited from solid quarterly profitability and higher take-up than assumed for the 2014 scrip dividend. We achieved USD 81 billion in leverage reduction in Investment Banking in the first half of the year, with our look-through BIS tier 1 leverage ratio increasing to 3.7%, and we remain on track to meet our year-end targets.”
On the outlook, he said: “So far in the third quarter, we have seen continued momentum in Asia Pacific, Wealth Management Clients and Equities. However, the weaker trends in the fixed income markets that we saw in June have continued into July, and the third quarter normally sees some seasonal weakness.”
1 i.e. excluding the US settlements charge in 2Q14

Selected Core Results highlights
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Reported results (CHF million, except where indicated)
Net revenues	6,941	6,673	6,433	4	8	13,614	12,902	6
Income/(loss) from continuing operations before taxes	1,646	1,538	(370)	7	–	3,184	1,030	209
Net income/(loss) attributable to shareholders	1,051	1,054	(700)	0	–	2,105	159	–
Return on equity (%)	10.0	9.9	(6.7)	–	–	9.9	0.8	–
Strategic results (CHF million, except where indicated)
Net revenues	6,758	6,590	6,309	3	7	13,348	12,839	4
Income from continuing operations before taxes	1,812	1,822	1,775	(1)	2	3,634	3,719	(2)
Net income attributable to shareholders	1,418	1,235	1,288	15	10	2,653	2,692	(1)
Return on equity (%)	13.9	12.0	13.0	–	–	13.0	13.5	–
Non-strategic results (CHF million)
Net loss attributable to shareholders	(367)	(181)	(1,988)	103	(82)	(548)	(2,533)	(78)
Core Results do not include noncontrolling interests without significant economic interests.
Improved reported results and further progress on winding down the non-strategic units
• Net income attributable to shareholders of CHF 1.1 billion
In the second quarter, Credit Suisse reported Core pre-tax income of CHF 1,646 million. Net income attributable to shareholders was CHF 1,051 million, compared to a loss in 2Q14, which included the CHF 1.6 billion litigation charge related to the settlements with US authorities regarding US cross-border matters. On a consistent basis, i.e. excluding the litigation charge and impact of fair value adjustments due to the movements in own credit spreads, pre-tax income was up 15% year-on-year. Return on equity was 10%, stable compared to the previous quarter.
Reported Core net revenues increased year-on-year, reflecting higher strategic net revenues in Investment Banking, Private Banking & Wealth Management and the Corporate Center. Reported operating expenses declined significantly compared to 2Q14, which was adversely impacted by the litigation charge. In the non-strategic businesses, the loss before taxes narrowed to CHF 166 million.
Since the end of 2013, Credit Suisse has separately disclosed its strategic and non-strategic results in addition to its reported results. The strategic results encompass the businesses that Credit Suisse plans to focus on going forward, while the non-strategic results include the ones that it intends to wind down or exit. This additional disclosure allows investors to see how the businesses perform when excluding the drag from the non-strategic results.
Strategic Core Results – selected highlights
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Strategic results (CHF million)
Income/(loss) from continuing operations before taxes	1,812	1,822	1,775	(1)	2	3,634	3,719	(2)
of which Private Banking & Wealth Management	1,001	938	882	7	13	1,939	1,847	5
of which Investment Banking	910	1,115	1,042	(18)	(13)	2,025	2,170	(7)
of which Corporate Center	(99)	(231)	(149)	(57)	(34)	(330)	(298)	11

Consistent and strong strategic results in both divisions
• Strategic results in Private Banking & Wealth Management benefited from a strong contribution from Wealth Management Clients and Corporate & Institutional Clients
• Investment Banking strategic results supported by higher equities and advisory revenues
• Continued strong growth in Asia Pacific across both divisions
For the second quarter of 2015, strategic pre-tax income was CHF 1,812 million, slightly up compared to the same period a year ago. Strategic net income attributable to shareholders was CHF 1,418 million, an increase of 10% compared to CHF 1,288 million in 2Q14. Strategic return on equity for 2Q15 was 14%, compared to the 15% through-the-cycle Group target.
Key growth regions: Credit Suisse continues to leverage and expand its position in key growth regions. Asia Pacific remains a significant driver of growth in both Private Banking & Wealth Management and Investment Banking. Pre-tax income in the region in the first half of 2015 more than doubled compared to the same period a year ago. Within Private Banking & Wealth Management, net new assets in Asia Pacific increased by 13% in the first half of 2015 compared to a year earlier.
Private Banking & Wealth Management
Private Banking & Wealth Management
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Reported results (CHF million)
Net revenues	3,152	2,972	3,046	6	3	6,124	6,286	(3)
Provision for credit losses	44	29	23	52	91	73	56	30
Compensation and benefits	1,248	1,229	1,235	2	1	2,477	2,525	(2)
Total other operating expenses	923	880	2,537	5	(64)	1,803	3,442	(48)
Total operating expenses	2,171	2,109	3,772	3	(42)	4,280	5,967	(28)
Income/(loss) before taxes	937	834	(749)	12	–	1,771	263	–
Metrics (%)
Return on regulatory capital	23.5	21.0	–	–	–	22.4	4.0	–
Cost/income ratio	68.9	71.0	123.8	–	–	69.9	94.9	–
Assets under management (CHF billion)
Assets under management	1,355.7	1,374.0	1,329.7	(1.3)	2.0	1,355.7	1,329.7	2.0
Net new assets	14.2	17.0	10.1	(16.5)	40.6	31.2	23.8	31.1

Private Banking & Wealth Management – strategic results
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Strategic results (CHF million)
Net interest income	1,096	981	954	12	15	2,077	1,917	8
Recurring commissions and fees	1,082	1,067	1,136	1	(5)	2,149	2,275	(6)
Transaction- and performance-based revenues	925	922	865	0	7	1,847	1,784	4
Other revenues	(12)	0	(23)	–	(48)	(12)	(13)	(8)
Net revenues	3,091	2,970	2,932	4	5	6,061	5,963	2
Provision for credit losses	31	25	30	24	3	56	47	19
Total operating expenses	2,059	2,007	2,020	3	2	4,066	4,069	0
Income before taxes	1,001	938	882	7	13	1,939	1,847	5
of which Wealth Management Clients	669	636	569	5	18	1,305	1,147	14
of which Corporate & Institutional Clients	244	230	211	6	16	474	457	4
of which Asset Management	88	72	102	22	(14)	160	243	(34)
Metrics (%)
Return on regulatory capital	25.8	24.3	28.0	–	–	25.2	29.8	–
Cost/income ratio	66.6	67.6	68.9	–	–	67.1	68.2	–
Net new assets (CHF billion)
Net new assets	15.4	18.4	11.8	(16.3)	30.5	33.8	27.8	21.6
Private Banking & Wealth Management: Improved margins and profitability
• Continued revenue momentum in Wealth Management Clients and Corporate & Institutional Clients
• Total net new assets of CHF 14.2 billion driven by inflows in key growth regions
In 2Q15, Private Banking & Wealth Management reported net revenues of CHF 3,152 million and pre-tax income of CHF 937 million. The strategic businesses of Private Banking & Wealth Management generated pre-tax income of CHF 1,001 million with a strong contribution from Wealth Management Clients and Corporate & Institutional Clients, partially offset by lower Asset Management results due to the sale and restructuring measures taken in the fourth quarter of 2014. The return on regulatory capital for the strategic businesses was 26% and the cost/income ratio improved to 67%.
Private Banking & Wealth Management recorded strategic net new assets of CHF 15.4 billion in 2Q15. Wealth Management Clients contributed net new assets of CHF 9.0 billion with continued strong inflows from Asia Pacific, driven by Greater China, and a solid contribution from Switzerland and Europe, Middle East and Africa (EMEA). Net asset inflows in Switzerland benefited from good momentum in the ultra-high-net-worth individual (UHNWI) client segment. Total net new assets for Private Banking & Wealth Management were CHF 14.2 billion in 2Q15, including CHF 1.6 billion of outflows from the Corporate & Institutional Clients business in Switzerland resulting from the low interest rate environment and related pricing changes on cash deposits.
Wealth Management Clients reported a net margin of 31 basis points. The net margin increased year-on-year and quarter-on-quarter by 3 basis points and 1 basis point, respectively. Net interest income in Wealth Management Clients improved, largely driven by higher loan margins on higher average loan volumes.
Private Banking & Wealth Management further reduced its risk-weighted assets by CHF 3.2 billion and its leverage exposure by CHF 9.7 billion. As of the end of 2Q15, the non-strategic businesses of Private Banking & Wealth Management reported risk-weighted assets of CHF 4.5 billion and leverage exposure of CHF 3.9 billion, ahead of the end-2015 targets.
The non-strategic businesses reported a pre-tax loss of CHF 64 million on lower revenues compared to 2Q14. Operating expenses were CHF 112 million, primarily reflecting the continued winding-down of operations and costs of CHF 66 million to meet requirements related to the settlements with US authorities regarding US cross-border matters.

Strategic initiatives: During the quarter, Private Banking & Wealth Management continued to successfully execute on its growth initiatives. In addition to updating its discretionary mandate suite, on April 1, 2015, Credit Suisse launched its new advisory offering, Credit Suisse Invest, which focuses on improving flexibility and transparency for clients in Switzerland and other selected markets. As of the end of 2Q15, mandates penetration increased to 20% from 17% as of the end of 2014 and the strong sales momentum is expected to continue.
In addition, Credit Suisse continues to expand its lending program to UHNWIs. Since the launch of the UHNWI lending program in 2013, loan volume has increased by 43% to CHF 40 billion. In 2Q15, net new lending to UHNWIs was CHF 1.3 billion, resulting in a total of CHF 8.5 billion since the launch of the program, in line with the commitment to expand the lending program to this important client segment.
Developing Credit Suisse’s digital capabilities has become an important focus point, as clients become increasingly reliant on real-time mobile banking. Credit Suisse updated its private banking mobile app in the Swiss home market, where Credit Suisse has already enjoyed a strong online banking presence. This followed the launch of the digital client platform in Asia Pacific. The technology gives clients access to comprehensive portfolio information and market and research insights specific to their investments goals, whenever and wherever they choose. It also facilitates a more direct collaboration between clients and relationship managers, as well as between clients and Credit Suisse’s experts across the globe. Credit Suisse intends to continue to upgrade its digital offering, adding new features in both regions this and next year, and to extend the technology to clients in the Americas and EMEA in 2016.
Investment Banking
Investment Banking
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Reported results (CHF million)
Net revenues	3,381	3,583	3,342	(6)	1	6,964	6,758	3
Provision for credit losses	7	1	(5)	–	–	8	(5)	–
Compensation and benefits	1,545	1,552	1,499	0	3	3,097	3,020	3
Total other operating expenses	1,214	1,085	1,096	12	11	2,299	2,164	6
Total operating expenses	2,759	2,637	2,595	5	6	5,396	5,184	4
Income before taxes	615	945	752	(35)	(18)	1,560	1,579	(1)
Metrics (%)
Return on regulatory capital	9.9	14.7	12.3	–	–	12.3	13.0	–
Cost/income ratio	81.6	73.6	77.6	–	–	77.5	76.7	–

Investment Banking – strategic results
	in / end of			% change		in / end of		% change
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	YoY
Strategic results (CHF million)
Debt underwriting	467	332	483	41	(3)	799	951	(16)
Equity underwriting	240	153	268	57	(10)	393	451	(13)
Total underwriting	707	485	751	46	(6)	1,192	1,402	(15)
Advisory and other fees	207	132	161	57	29	339	341	(1)
Total underwriting and advisory	914	617	912	48	0	1,531	1,743	(12)
Fixed income sales and trading	1,403	1,732	1,470	(19)	(5)	3,135	3,056	3
Equity sales and trading	1,320	1,344	1,119	(2)	18	2,664	2,325	15
Total sales and trading	2,723	3,076	2,589	(11)	5	5,799	5,381	8
Other	(88)	(67)	(121)	31	(27)	(155)	(204)	(24)
Net revenues	3,549	3,626	3,380	(2)	5	7,175	6,920	4
Provision for credit losses	7	1	(5)	–	–	8	(5)	–
Total operating expenses	2,632	2,510	2,343	5	12	5,142	4,755	8
Income before taxes	910	1,115	1,042	(18)	(13)	2,025	2,170	(7)
Metrics (%)
Return on regulatory capital	15.6	18.6	18.7	–	–	17.1	19.8	–
Cost/income ratio	74.2	69.2	69.3	–	–	71.7	68.7	–
Investment Banking: Strong strategic revenues
• Revenues driven by higher performance in equities and advisory offset by lower fixed income results
• Profits declined year-on-year; revenue growth offset by higher expenses, mostly from investment in risk, regulatory and compliance infrastructure
• Continued reduction in leverage exposure across strategic and non-strategic businesses
In 2Q15, Investment Banking generated reported net revenues of CHF 3,381 million and pre-tax income of CHF 615 million. During the quarter, results in Investment Banking were impacted by the weakening of the average exchange rate of the Swiss franc against the US dollar. This positively impacted revenues but negatively impacted expenses. Compared to 2Q14, revenues increased slightly in Swiss francs, reflecting strong results in equities, particularly in Asia Pacific, and advisory. Compared to 2Q14, total operating expenses increased by 6% in Swiss francs and by 1% in US dollars, driven primarily by investments in risk, regulatory and compliance infrastructure.
During the first half of 2015, there was a significant improvement in leverage exposure across strategic and non-strategic businesses, with a reduction in leverage exposure of USD 81 billion. In 2Q15, leverage exposure was reduced by USD 22 billion to USD 675 billion as compared to the end-2015 divisional target of USD 600-620 billion. In US dollars, risk-weighted assets increased slightly compared to the previous quarter, due to methodology changes and the foreign exchange impact.
In the strategic businesses, pre-tax income was CHF 910 million, down 13% compared to 2Q14, as higher operating expenses – as explained above – offset higher revenues. Fixed income sales and trading revenues declined compared to a strong 2Q14, as weaker market conditions in June resulted in a risk-averse operating environment. Equity sales and trading results were higher, primarily driven by increased activity in Asia Pacific. Underwriting and advisory results were stable compared to 2Q14 as higher advisory fees offset lower debt underwriting revenues. Compared to the previous quarter, underwriting and advisory revenues increased, reflecting improved client activity across M&A and debt and equity underwriting.
Investment Banking’s non-strategic businesses reported a pre-tax loss of CHF 295 million and negative net revenues of CHF 168 million in 2Q15. Compared to 2Q14, negative net revenues were higher but total operating expenses decreased due to lower litigation provisions.

Capital, leverage and costs
Capital and leverage metrics
	Phase-in			Look-through
end of	2Q15	1Q15	4Q14	2Q15	1Q15	4Q14
BIS capital ratios (%)
CET1 ratio	13.9	13.8	14.9	10.3	10.0	10.1
Tier 1 ratio	16.7	16.5	17.1	14.3	14.0	14.0
Total capital ratio	20.1	20.0	20.8	16.6	16.4	16.5
Leverage metrics (%, except where indicated)
Leverage exposure (CHF billion)	1,067.4	1,108.6	1,157.6	1,061.8	1,102.7	1,149.7
BIS CET1 leverage ratio	3.7	3.6	3.7	2.7	2.6	2.5
BIS tier 1 leverage ratio	4.4	4.3	4.3	3.7	3.6	3.5
Swiss leverage ratio	5.3	5.2	5.2	4.3	4.2	4.1
Further leverage reductions
• Continued progress on reducing leverage exposure; on track to meet year-end targets
• Look-through CET1 ratio of 10.3%
Regulators have in recent years focused increasingly on the unweighted view of capital in the form of more restrictive leverage requirements. In order to comply with these stricter requirements, Credit Suisse has laid out a plan to significantly reduce its leverage exposure.
Credit Suisse targets a leverage exposure of CHF 940-960 billion by the end of 2015, on a foreign exchange adjusted basis. Credit Suisse is targeting a look-through Swiss leverage ratio of 4.5% and a look-through BIS tier 1 leverage ratio of approximately 4.0% by the end of 2015, of which the CET1 component is approximately 3.0%.
During the quarter, Credit Suisse further reduced its leverage exposure by 4% to CHF 1,067 billion. At quarter-end, the look-through Swiss leverage ratio was 4.3% and the look-through BIS tier 1 leverage ratio was 3.7%, of which the CET1 component was 2.7%.
Another important metric to measure banks’ capital position is the look-through CET1 ratio, which fully applies the requirements as of 2019. At the end of 2Q15, Credit Suisse’s look-through CET1 ratio stood at 10.3%, up from 10.1% as of end-2014.
Achieved ~CHF 3.5 billion in cost savings since 2011
• Continue to target cost reductions of approximately CHF 4.0 billion by end-2015
By the end of 2Q15, Credit Suisse had achieved cost savings of approximately CHF 3.5 billion since the start of the expense reduction program in 2011. In Private Banking & Wealth Management and in the infrastructure cost program, Credit Suisse is on track to meet its year-end target. However, Investment Banking has faced headwinds resulting in higher direct costs due to increased indirect tax expense and revenue-related expenses. Credit Suisse continues to work towards delivering further cost savings over the balance of the year, reaching an aggregate of approximately CHF 4.0 billion by the end of 2015.
Management is currently in the process of thoroughly assessing the strategy, the results of which Credit Suisse intends to announce before year-end. When this process is concluded, it is possible that the cost savings plans and targets described above will change.

Quarterly results documentation
This Media Release contains selected information from our full 2Q15 Earnings Release that we believe is of particular interest to media professionals. The complete 2Q15 Earnings Release, which has been distributed simultaneously, contains more comprehensive information about our results and operations for the quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete Earnings Release is not incorporated by reference into this Media Release.
The full Earnings Release and Results Presentation Slides are available for download from 06:30 CEST today at: https://www.credit-suisse.com/results.
Presentation of 2Q15 results – Thursday, July 23, 2015
Event	Analyst and investor presentation	Media presentation
Time	09:00 Zurich 08:00 London 03:00 New York	11:00 Zurich 10:00 London 05:00 New York
Speakers	Tidjane Thiam, Chief Executive Officer David Mathers, Chief Financial Officer	Tidjane Thiam, Chief Executive Officer David Mathers, Chief Financial Officer
Language	The presentation will be held in English.	The presentation will be held in English. Simultaneous interpreting (English/German and German/English) will be available.
Access via Internet	Audio webcast: www.credit-suisse.com/results Audio playback available	Live webcast: www.credit-suisse.com/results Video playback available
Access via Telephone	+41 44 580 40 01 (Switzerland)
+44 1452 565 510 (Europe)
+1 866 389 9771 (US)
Reference: Credit Suisse Group quarterly results
All participants will be asked to state the
password "investor"
Please dial in 10-15 minutes before the start
of the presentation.	+41 44 580 40 01 (Switzerland)
+44 1452 565 510 (Europe)
+1 866 389 9771 (US)
Reference: Credit Suisse Group quarterly results
All participants will be asked to state the
password "media"
Please dial in 10-15 minutes before the start
of the presentation.
Q&A Session	Opportunity to ask questions via the telephone conference.	Opportunity to ask questions via the telephone conference.
Playback	Replay available approximately one hour after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID: 78222198#	Replay available approximately one hour after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID English: 77352279# Conference ID German: 78273813#
Information
Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2015 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2014.

 Second Quarter 2015 Results  Presentation to Investors  July 23, 2015

 Disclaimer  Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 and in "Cautionary statement regarding forward-looking information" in our second quarter earnings release 2015 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law.Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted cost run-rates. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation, which is available on our website at credit-suisse.com.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure. Leverage exposure target assumes constant USD/CHF and EUR/CHF exchange rates equal to those at the end of 2Q15.   July 23, 2015  *

 Introduction  David Mathers, Chief Financial Officer  July 23, 2015  *

Key messages from Credit Suisse 2Q15 results

Group pre-tax income of CHF 1.6 bn driven by momentum in PB&WM and equities, including Asia Pacific contribution of CHF 0.4 bn with ~150% YoY increase; IB leverage reduction on track towards target

Private Banking & Wealth Management Strategic PTI of CHF 1,001 mn; return on regulatory capital of 26%	▪ Strategic pre-tax income of CHF 1,001 mn, an increase of 13% from 2Q14 due to strong net interest income and higher client activity ▪ Wealth Management Clients with three consecutive quarters of pre-tax income growth to CHF 0.7 bn in 2Q15; mandates penetration increased to 20% following the launch of *Credit Suisse Invest*; Corporate & Institutional Clients pre-tax income up 16% vs. 2Q14; Asset Management pre-tax income down 14% YoY to CHF 88 mn ▪ Strategic net new assets of CHF 15.4 bn driven by continued momentum in Asia Pacific, with annualized NNA growth of 4.2% in Wealth Management Clients ▪ Strategic return on regulatory capital of 26%; continued cost discipline resulting in an improved cost/income ratio of 67% ▪ Slow down of asset outflows from regularization; revised estimate for 2015 of up to CHF 10 bn
Investment Banking Strategic PTI of USD 968 mn; return on regulatory capital of 16%	▪ Strategic equity sales and trading results increased 12% YoY in USD driven by growth across all products in Asia Pacific, particularly derivatives; higher prime services revenues notwithstanding meaningful reduction in leverage exposure ▪ Rebound in advisory revenues, up 22% vs. 2Q14 in USD ▪ Strategic fixed income sales and trading USD revenues down 10% YoY as continued momentum in securitized products and improved client activity in macro were offset by lower credit and emerging markets results ▪ In USD terms, Strategic pre-tax income down 18% from 2Q14 with a 1% decrease in revenues and a 6% increase in costs driven by investments in our risk, regulatory and compliance infrastructure and higher litigation expenses, resulting in Strategic return on regulatory capital of 16%
Progress on capital	▪ "Look-through" CET1 ratio of 10.3%, up from 10.1% at end 2014 ▪ Investment Banking achieved USD 81 bn of leverage exposure reduction in 6M15 ▪ "Look-through" Swiss Total Leverage ratio of 4.3%, of which BIS Tier 1 leverage ratio of 3.7%; on track to reach end 2015 targets

All data for Core Results. All references on this slide and the rest of the presentation to Group reported pre-tax income refer to income from continuing operations before taxes. Return on regulatory capital based on after-tax income and assumes capital allocated at the average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure

For this and all following slides: Mandates penetration = AuM related to mandates in WMC / total WMC AuM
PB&WM = Private Banking & Wealth Management WMC = Wealth Management Clients

CREDIT SUISSE July 23, 2015 4

Continued delivery on initiatives

Wealth Mgmt. Clients ("WMC") Pre-tax income



in CHF mn
+14%
1,147
1,305
6M14
6M15

- 6M15 pre-tax income up 14% YoY to CHF 1.3 bn, driven primarily by increased contribution from Switzerland
- 6M15 net interest income up 12% YoY, with higher loan margins and loan growth
- CHF 1.3 bn of net new UHNWI lending in WMC in 2Q15 and CHF 7.7 bn since January 1st 2014
- Mandates penetration increased to 20% following the launch of *Credit Suisse Invest* on April 1st, 2015
- Successful mitigation of change in the Swiss interest rate environment; continued adverse impact from regularization on recurring revenues
- Cost/income ratio of 69% in 6M15 vs. 71% in 6M14

Investment Banking leverage



in USD bn
(11%)
756
675
4Q14
2Q15

- Leverage reduction plan ahead of schedule with exposure reduced by USD 81 bn, or 11%, since end 2014
- Limited direct revenue impact to date as mitigation effort has focused on
  - Reduction of the Non-Strategic unit
  - Clearing & compression initiatives
- May see some adverse revenue impact in balance of 2015 as remaining initiatives are implemented

Note: Leverage exposure reflects BIS at end 4Q14 and 2Q15
UHNWI = Ultra High Net-worth Individuals

CREDIT SUISSE
July 23, 2015 5

Asia Pacific clients delivering profitable growth across our businesses

Asia Pacific Profitability

Group APAC pre-tax income in CHF mn


+101%
873
435
6M14
6M15

- Strong Asia performance on back of differentiated strengths across One Bank:
  - Entrepreneur client activity, notably in South East Asia and Greater China
  - Integrated client coverage & solutions delivery from collaboration across PB&WM and IB
  - Disciplined risk-taking with outperformance in equity derivatives, macro and emerging markets trading

PB&WM momentum in Asia Pacific

APAC Net new assets in CHF bn[1]


+13%
17.1
15.2
6M14
6M15

- Collaboration culture and UHNWI and entrepreneurs focus driving asset uplift:
  - UHNWIs represent 65% of total WMC AuM
  - WMC relationship manager productivity up with fee-based revenues per average relationship manager growing 21% vs. 6M14
  - Continued investment in client coverage

Industry Accolades[2]

PrivateBanker INTERNATIONAL

Outstanding Private Bank for UHNWI Clients

ASSET ASIAN AWARDS 2014 TRIPLE A

Best Asia Pacific Investment Bank

UHNWI = Ultra High Net-worth Individuals APAC = Asia Pacific AuM = Assets under management

1 Before eliminating double-count related to collaboration for assets managed by Asset Management for Wealth Management Clients of CHF (0.3) bn in 6M14 and CHF (1.9) bn in 6M15 and excluding net new assets in our Non-Strategic Unit of CHF (0.1) bn in 6M15 (CHF 0 bn in 6M14) 2 Industry accolades in 2014

CREDIT SUISSE July 23, 2015 6

 Financial results  July 23, 2015  *

Results Overview

	in CHF mn	2Q15	1Q15	2Q14	6M15	6M14
Strategic	Net revenues	6,758	6,590	6,309	13,348	12,839
	Pre-tax income	**1,812**	**1,822**	**1,775**	**3,634**	**3,719**
	Cost / income ratio	73%	72%	72%	72%	71%
	Return on equity[1]	**14%**	**12%**	**13%**	**13%**	**14%**
	Net new assets[2] in CHF bn	15.4	18.4	11.8	33.8	27.8
Non-Strategic	Net revenues	183	83	124	266	63
	Pre-tax income / (loss)	(166)	(284)	(2,145)	(450)	(2,689)
	Pre-tax income ex FVoD and settlement impact[3]	*(394)*	*(428)*	*(543)*	*(822)*	*(998)*
Total Reported	Net revenues	6,941	6,673	6,433	13,614	12,902
	Pre-tax income / (loss)	1,646	1,538	(370)	3,184	1,030
	Pre-tax income ex FVoD and settlement impact[3]	*1,418*	*1,394*	*1,232*	*2,812*	*2,721*
	Net income / (loss) attributable to shareholders	1,051	1,054	(700)	2,105	159
	Diluted earnings / (loss) per share in CHF	0.61	0.62	(0.46)	1.23	0.05
	Return on equity	10%	10%	(7)%	10%	1%
	Return on equity ex FVoD and settlement impact[3]	*8%*	*8%*	*8%*	*8%*	*8%*

Note: FVoD denotes Fair Value on own Debt on this slide and throughout the rest of the presentation 1 Return on Equity for Strategic results calculated by dividing annualized Strategic net income by average Strategic shareholders' equity (derived by deducting 10% of Non-Strategic RWA from reported shareholders' equity) 2 Assumes assets managed across businesses relate to Strategic businesses only 3 Excludes revenue impact from FVoD of CHF 228 mn, CHF 144 mn, CHF 16 mn and CHF (89) mn in 2Q15, 1Q15, 2Q14 and 1Q14, respectively, and pre-tax charge of CHF 1,618 mn relating to the settlements with US authorities regarding the US cross-border matters in 2Q14 and 6M14, in Non-Strategic and total reported results

CREDIT SUISSE

July 23, 2015 8

PB&WM Strategic pre-tax income increase of 13%

	in CHF mn	2Q15	1Q15	2Q14	6M15	6M14
Strategic	Net revenues	3,091	2,970	2,932	6,061	5,963
	Provision for credit losses	31	25	30	56	47
	Compensation and benefits	1,233	1,205	1,184	2,438	2,409
	Other operating expenses	826	802	836	1,628	1,660
	Total operating expenses	2,059	2,007	2,020	4,066	4,069
	Pre-tax income	**1,001**	**938**	**882**	**1,939**	**1,847**
	Basel 3 RWA in CHF bn	101	105	97	101	97
	Leverage exposure in CHF bn	376	386	340	376	340
	Cost/income ratio	67%	68%	69%	67%	68%
	Return on regulatory capital [1]	**26%**	**24%**	**28%**	**25%**	**30%**
	Return on reg. capital (based on 3% lev.) [1]	26%	24%	25%	25%	27%
	Net new assets [2] in CHF bn	15.4	18.4	11.8	33.8	27.8
	Assets under management [2] **in CHF bn**	**1,346**	**1,365**	**1,304**	**1,346**	**1,304**
Non-Strategic	Net revenues	61	2	114	63	323
	Total operating expenses [3]	112	102	1,752	214	1,898
	Pre-tax income / (loss)	(64)	(104)	(1,631)	(168)	(1,584)
Total	Net revenues	3,152	2,972	3,046	6,124	6,286
	Total operating expenses	2,171	2,109	3,772	4,280	5,967
	Pre-tax income / (loss)	**937**	**834**	**(749)**	**1,771**	**263**
	Return on regulatory capital [1]	24%	21%	n.a.	22%	4%
	Basel 3 RWA in CHF bn	106	109	104	106	104
	Leverage exposure in CHF bn	380	390	357	380	357

Strategic results compared to 2Q14

- Pre-tax income up 13% to CHF 1.0 bn driven by higher net interest income and continued momentum in client activity
- Revenues up 5% with higher contribution from both the Wealth Management Clients and Corporate & Institutional Clients businesses, partially offset by lower Asset Management results
- Operating expenses up 2% with increased variable compensation accruals reflecting the 6M15 performance
- Cost/income ratio improved to 67%
- Return on regulatory capital of 26% on a 3% CET1 leverage ratio; on an equivalent basis, 2Q14 return on capital would have been 25%
- Net new assets of CHF 15.4 bn, in line with prior year, of which
  - CHF 9.0 bn in Wealth Management Clients at an annualized growth rate of 4.2%
  - CHF 1.6 bn of outflows in Corporate & Institutional Clients reflecting pricing changes on cash deposits
  - CHF 8.9 bn in Asset Management driven by inflows in traditional and alternative products

Note: Leverage exposure reflects BIS for 1Q15 & 2Q15 and Swiss leverage exposure for 2Q14 1 Calculated using income after tax denominated in CHF; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure (or 3% where specified) in 2Q14 and 6M14; in 1Q15, 2Q15 and 6M15, the calculation is based on an average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure 2 Assumes assets managed across businesses relate to Strategic businesses only 3 Includes CHF 1,618 mn charge relating to the settlements with US authorities regarding the US cross-border matters in 2Q14 and 6M14

CREDIT SUISSE July 23, 2015 9

Wealth Management Clients pre-tax income increase of 18%

in CHF mn	2Q15	1Q15	2Q14	6M15	6M14
Net interest income	821	741	688	1,562	1,394
Recurring commissions & fees	717	700	728	1,417	1,458
Transaction- & perf.-based revenues	659	670	601	1,329	1,239
Net revenues	**2,197**	**2,111**	**2,017**	**4,308**	**4,091**
Provision for credit losses	7	17	17	24	33
Total operating expenses	**1,521**	**1,458**	**1,431**	**2,979**	**2,911**
Pre-tax income	**669**	**636**	**569**	**1,305**	**1,147**
Cost/income ratio	69%	69%	71%	69%	71%
Net loans in CHF bn	170	168	157	170	157
Basel 3 RWA in CHF bn	53	54	51	53	51
Return on regulatory capital[1]	29%	29%	31%	29%	31%
Return on reg. capital (based on 3% lev.)[1]	*29%*	*29%*	*27%*	*29%*	*28%*
Net new assets in CHF bn	9.0	7.0	7.4	16.0	18.0
Assets under management in CHF bn	848	861	830	848	830

Compared to 2Q14

- Further increases in profitability from start of the year
  - Pre-tax income of CHF 669 mn, up 18%; 6M15 result up 14% vs. 6M14
- Return on regulatory capital of 29% on a 3% CET1 leverage ratio; on an equivalent basis, 2Q14 return on capital would have been 27%
- Increase in net interest income vs. both 2Q14 and 1Q15 reflects higher loan margins and loan volumes; lower income on deposits despite further lowering of client deposit rates
- Transaction revenues up 10% due to continued momentum in client activity
- Mandates penetration increased to 20% from 17% at the end of 2014 following the launch of *Credit Suisse Invest* on 1st April 2015, supporting an increase in recurring revenues vs. 1Q15
- Higher operating expenses include higher variable compensation accruals reflecting 6M15 performance and higher headcount; cost/income ratio improved to 69% from 71%

Structural changes as of July 1, 2015

- The credit and charge card issuing business has been deconsolidated as of July 1, 2015 (see appendix slide 38 for more detail)

1 Calculated using income after tax denominated in CHF; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure (or 3% where specified) in 2Q14 and 6M14; in 1Q15, 2Q15 and 6M15, the calculation is based on an average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure

CREDIT SUISSE
July 23, 2015 10

 *  Improved net margin of 31 bps and gross margin of 102 bps  All data for Wealth Management Clients business Net margin = Pre-tax income / average AuM Gross margin = Net revenues / average AuM  Net margin on AuM in basis points  Net revenues in CHF mn  34  36  29  99  35  33  32  100  38  33  31  102  28  30  31  2,017  2,111  2,197  Net margin of 31bps for both 2Q15 and 6M15  Transaction- and performance-based revenues up 10% with higher sales & trading revenues and higher FX client transaction revenues. 2Q15 and 2Q14 include a dividend from our ownership interest in SIX Group AG   Recurring commissions & fees broadly stable with an increase in discretionary mandate fees and higher advisory fees following the launch of Credit Suisse Invest, offset by regularization impact  Net interest income up 19% with higher loan margins and loan growth; lower income on deposits driven by lower replication portfolio income partially offset by lower client deposit rates  2Q15 performance vs. 2Q14  28  31  4,308  4,091  31  36  34  37  33  31  101  101  Gross margin on AuM in basis points  July 23, 2015  47%  49%  49%  819  843  859  Average assets under management (AuM) in CHF bn  Ultra High Net Worth Individuals’ share  49%  851  47%  808

Wealth Management Clients net new assets of CHF 9 bn

2Q15 net new assets in CHF bn



Annualized net new assets growth rate
%
17%
6.3
Asia Pacific
4%
2.6
Switzerland
2%
1.0
EMEA
(2)%
(0.9)
Americas
0.6
4.5%
Outflows related to regularization
4.2%
9.0
3%
4.3
Mature Markets
6%
4.7
Emerging Markets
by management region
by customer domicile

- Net new assets of CHF 9.0 bn at an annualized 4.2% growth rate above our short-term target range of 3 to 4% per annum
- Asia Pacific continues to deliver double-digit growth with 17% growth rate in 2Q15; strong net new asset generation in Greater China
- Solid result again in Switzerland with good momentum in the UHNWI client segment
- Growth in the US offset by a small number of large client outflows in Latin America
- EMEA with positive net new assets including good contribution from Western Europe
- Outflows related to regularization of CHF 1.5 bn (of which CHF 0.6 bn in the strategic business)

EMEA = Europe, Middle East and Africa   Emerging/Mature markets by client domicile while regional data based on management areas

CREDIT SUISSE   July 23, 2015   12

Successfully implementing strategy

Increasing mandates penetration

Assets under Management in WMC



Cash & equivalent
Direct investments
(incl. funds, products etc.)
Mandates
(advisory & discretionary)
26%
57%
17%
2014
26%
54%
20%
2Q15

- Mandates penetration increased to 20%
- Follows the launch of new advisory services *Credit Suisse Invest* and the update/re-launch of our discretionary mandates suite
- Expect sales momentum to result in further increase in mandates penetration over time

Expanding lending to UHNWI segment

Cumulative net new UHNWI lending in WMC since 2013



Loans
in CHF bn
0.9
6.5
5.6
8.5
2.0
40
39
28
2013
2014
6M15

- UHNWI loan volume increased 43% to CHF 40 bn
- Growth has been broad based with solid contributions from all regions

Delivering digital private banking

Enhancing the digital client experience

Selected client view examples



- Launched new digital client platform with enhanced features[1] in APAC & updated the mobile Private Banking app in Switzerland
- Creating a new client experience and facilitating a more direct collaboration between clients, their RM and other financial experts across Credit Suisse
- Plan to add features in Asia Pacific in 2H15 and in Switzerland in 2016 and go-live in the US and additional European locations throughout 2016

Progress in regularizing client assets

Total outflows PB&WM[2] in CHF bn



7.0
13.0
10.5
8.7
2.9
2011
2012
2013
2014
6M15

- Finalizing Western European regularization
- Additional outflows related to tax program in Italy to come in 2H15
- Client mix shift and regularization adversely impact recurring margin
- Revised outflows estimate of up to CHF 10 bn in 2015

1 E.g.: contextual portfolio information, online collaboration capabilities, enhanced trading & market information 2 Includes Non-Strategic unit. Outflows in 2011, 2012 and 2013 represent Western European cross-border outflows and outflows in 2014 & 6M15 represent outflows related to regularization across all regions RM = relationship managers

CREDIT SUISSE
July 23, 2015 13

Corporate and Institutional Clients pre-tax income increase of 16%

in CHF mn	2Q15	1Q15	2Q14	6M15	6M14
Net interest income	275	240	266	515	523
Recurring commissions & fees	115	123	113	238	235
Transaction- & perf.-based revenues	125	126	118	251	235
Other revenues[1]	(7)	(5)	(22)	(12)	(26)
Net revenues	**508**	**484**	**475**	**992**	**967**
Provision for credit losses	24	8	13	32	14
Total operating expenses	**240**	**246**	**251**	**486**	**496**
Pre-tax income	**244**	**230**	**211**	**474**	**457**
Cost/income ratio	47%	51%	53%	49%	51%
Net loans in CHF bn	66	67	65	66	65
Basel 3 RWA in CHF bn	36	39	34	36	34
Return on regulatory capital[2]	19%	18%	19%	18%	21%
Return on reg. capital (based on 3% lev.)[2]	*19%*	*18%*	*18%*	*18%*	*19%*
Net new assets in CHF bn	(1.6)	6.1	0.6	4.5	1.0
Assets under management in CHF bn	278	287	261	278	261

Compared to 2Q14

- Pre-tax income of CHF 244 mn, up 16% and return on regulatory capital of 19%
- Higher net interest income reflects improved loan margins and increased loan volumes offsetting continued decline in replication portfolio income
- Higher levels of credit losses reflect a small number of individual provisions
- Operating expenses down 4% with reductions in compensation costs and other operating expenses; cost/income ratio improved to 47%, down from 53% in 2Q14
- Net new asset outflows of CHF 1.6 bn reflecting pricing changes on cash deposits

1 Other revenues include fair value changes on securitization transactions. 2 Calculated using income after tax denominated in CHF; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure (or 3% where specified) in 2Q14 and 6M14; in 1Q15, 2Q15 and 6M15, the calculation is based on an average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure

CREDIT SUISSE July 23, 2015 14

Asset Management results seasonally biased towards the fourth quarter

in CHF mn	2Q15	1Q15	2Q14	6M15	6M14
Recurring commissions & fees	250	244	295	494	582
Transaction- & perf.-based revenues	141	126	146	267	310
Other revenues	(5)	5	(1)	-	13
Net revenues	**386**	**375**	**440**	**761**	**905**
Total operating expenses	**298**	**303**	**338**	**601**	**662**
Pre-tax income	**88**	**72**	**102**	**160**	**243**
Cost/income ratio	77%	81%	77%	79%	73%
Fee-based margin in basis points	38	37	46	37	48
o/w recurring fee-based margin	*32*	*32*	*36*	*32*	*37*
Basel 3 RWA in CHF bn	12	12	11	12	11
Return on regulatory capital[1]	29%	23%	48%	25%	61%
Return on reg. capital (based on 3% lev.)[1]	*29%*	*23%*	*47%*	*25%*	*59%*
Net new assets in CHF bn	8.9	10.2	4.1	19.1	11.0
Assets under management in CHF bn	394	392	377	394	377

Compared to 2Q14

- Pre-tax income of CHF 88 mn
- Lower recurring commissions & fees and lower expenses reflect the change in fund management from Hedging Griffo to Verde Asset Management in 4Q14
  - Excluding fees from Hedging Griffo in 2Q14, recurring fees would have been broadly in line with 2Q15
- Transaction- and performance-based revenues declined slightly due to lower performance fees
- Compared to 1Q15, pre-tax income increased 22% reflecting increased placement fees
- Net new assets of CHF 8.9 bn with inflows across traditional products, alternative products and multi-asset class solutions
  - Inflows in alternative products were driven by CLO issuances and commodities
  - Inflows in traditional products were led by inflows from a joint venture in emerging markets and real estate products

1 Calculated using income after tax denominated in CHF; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure (or 3% where specified) in 2Q14 and 6M14; in 1Q15, 2Q15 and 6M15, the calculation is based on an average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure

CREDIT SUISSE

July 23, 2015 15

Continued progress in winding down our Non-Strategic portfolio

Basel 3 RWA in CHF bn



8.1
5.9
4.4
0.1
(44%)
4.5
5.0
4Q13[1]
4Q14
1Q15
Market movements
2Q15
Year-end 2015 target

Leverage Exposure in CHF bn



21.6
4.9
4.1
(0.2)
(82%)
3.9
4.0
4Q13 Reported
4Q14 BIS
1Q15 BIS
Business reductions
2Q15 BIS
Year-end 2015 target

in CHF mn	**2Q15**	1Q15	2Q14	**6M15**	6M14
Select onshore businesses	2	1	22	3	44
Legacy cross-border businesses	31	34	41	65	85
AM divestitures and discontinued operations	15	(45)	38	(30)	172
Other Non-Strategic positions & items	13	12	13	25	22
Net revenues	**61**	**2**	**114**	**63**	**323**
Provision for credit losses	13	4	(7)	17	9
Total operating expenses	112	102	1,752	214	1,898
o/w realignment expenses [2]	*15*	*18*	*17*	*33*	*53*
o/w US cross-border matters	*66*	*42*	*1,649*	*108*	*1,677*
Pre-tax income / (loss)	**(64)**	**(104)**	**(1,631)**	**(168)**	**(1,584)**
Net new assets in CHF bn	(1.2)	(1.4)	(1.7)	(2.6)	(4.0)

2Q15

- Operating expenses include costs of CHF 66 mn to meet requirements related to the settlements with US authorities regarding US cross-border matters

Compared to 2Q14

- Lower revenues reflected the on-going winding down of our non-strategic portfolio
- 2Q14 operating expenses included the CHF 1,618 mn litigation charge related to settlements with US authorities regarding the US cross-border matters

Note: Risk-weighted asset and leverage exposure goals are measured on constant FX basis and are subject to change based on future FX movements
1 4Q13 RWA includes CHF 2 bn external methodology impact in 1Q14 2 Realignment expenses in PB&WM relating both to continuing operations and operations treated as discontinued at the Group level

CREDIT SUISSE July 23, 2015 16

Investment Banking with stable returns despite lower profits

	in CHF mn	2Q15	1Q15	2Q14	6M15	6M14
Strategic	**Net revenues**	**3,549**	**3,626**	**3,380**	**7,175**	**6,920**
	Provisions for credit losses	7	1	(5)	8	(5)
	Compensation and benefits	1,507	1,514	1,465	3,021	2,945
	Other operating expenses	1,125	996	878	2,121	1,810
	Total operating expenses	2,632	2,510	2,343	5,142	4,755
	Pre-tax income	**910**	**1,115**	**1,042**	**2,025**	**2,170**
	Basel 3 RWA USD bn	158	153	166	158	166
	Leverage exposure USD bn[1]	635	648	776	635	776
	Cost/income ratio	74%	69%	69%	72%	69%
	Return on regulatory capital[2]	**16%**	**19%**	**19%**	**17%**	**20%**
	Return on regulatory cap. (based on 3% lev)[2]	*16%*	*19%*	*17%*	*17%*	*17%*
Non-Strategic	**Net revenues**	**(168)**	**(43)**	**(38)**	**(211)**	**(162)**
	Total expenses[3]	127	127	252	254	429
	Pre-tax income / (loss)	**(295)**	**(170)**	**(290)**	**(465)**	**(591)**
	Basel 3 RWA USD bn	9	10	14	9	14
	Leverage exposure USD bn[1]	40	49	77	40	77
Total	**Net revenues**	**3,381**	**3,583**	**3,342**	**6,964**	**6,758**
	Total expenses[3]	2,766	2,638	2,590	5,404	5,179
	Pre-tax income	**615**	**945**	**752**	**1,560**	**1,579**
	Basel 3 RWA USD bn	167	163	181	167	181
	Leverage exposure USD bn[1]	675	697	853	675	853
	Return on regulatory capital[2]	**10%**	**15%**	**12%**	**12%**	**13%**
	Return on regulatory cap. (based on 3% lev.)[2]	*10%*	*15%*	*11%*	*12%*	*11%*

Compared to 2Q14

- Strategic revenues down 1% in USD as higher equities results (led by APAC) and improved M&A performance were offset by a decline in our fixed income business
- Strategic expenses increased 6% in USD reflecting investments in our risk, regulatory and compliance infrastructure and higher costs from litigation, commissions and indirect taxes
- In CHF, strategic revenues increased 5% and strategic expenses increased 12% due to 6% appreciation of the US dollar against the Swiss franc
- Significant improvement in capital efficiency; reduced total leverage exposure by USD 178 bn and total RWA by USD 14 bn
- Higher total return on regulatory capital of 12% in 6M15 vs. 11% in 6M14 and consistent Strategic return on regulatory capital of 17% in 6M15, applying a 3% CET1 leverage ratio

Compared to 1Q15

- Total leverage exposure declined USD 22 bn to USD 675 bn reflecting continued progress on planned reductions
- Total RWA increased USD 4 bn to USD 167 bn primarily due to uplifts from methodology and the depreciation of the US dollar against the Swiss franc on operational risk RWA

Note: Rounding differences may occur with externally published spreadsheets 1 Leverage exposure reflects BIS for 2Q15, 1Q15, and 6M15 and Swiss leverage exposure for 2Q14 and 6M14
2 Calculated using income after tax denominated in USD; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure (or 3% where specified) in 2Q14 and 6M14; in 1Q15, 2Q15 and 6M15, the calculation is based on an average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure 3 Includes provisions for credit losses, compensation and benefits and other expenses

CREDIT SUISSE July 23, 2015 17

Asia Pacific drives equity franchise results

Equity sales & trading and underwriting – Strategic Revenues in CHF mn



Equity underwriting
Equity sales and trading
1,387
268
1,119
1,497
153
1,344
1,560
240
1,320
2,776
451
2,325
3,057
393
2,664
2Q14
1Q15
2Q15
6M14
6M15

Equity sales & trading and underwriting - Strategic revenues **USD mn**

2Q14	1Q15	2Q15	6M14	6M15
1,564	1,579	1,662	3,125	3,242

Note: Underwriting revenues are also included in the total Equity franchise view

Compared to 2Q14

- Equity franchise results increased 6% in USD, due to an increase in sales and trading revenue reflecting higher activity in APAC and improved volatility
- Significantly higher derivatives revenues reflecting growth in APAC and continued momentum from Private Banking and Wealth Management distributed fee-based products
- Higher prime services revenues despite reduced leverage exposure; continued progress on our client portfolio optimization strategy produced higher return on assets
- Slightly lower cash equities revenues in USD as higher commissions in APAC offset difficult trading conditions in Latin America
- Lower equity underwriting revenues compared to higher level of industry activity in 2Q14

Compared to 1Q15

- Equity franchise revenues increased 5% in USD reflecting higher prime services results and increased underwriting revenues due to improved share across products and regions

CREDIT SUISSE
July 23, 2015 18

Underwriting and advisory rebound across products and regions

Underwriting & Advisory – Strategic Revenues in CHF mn



Advisory
Equity underwriting
Debt underwriting
912
161
268
483
617
132
153
332
914
207
240
467
1,743
341
451
951
1,531
339
393
799
2Q14
1Q15
2Q15
6M14
6M15

Underwriting & Advisory - Strategic revenues **USD mn**

2Q14	1Q15	2Q15	6M14	6M15
1,028	650	974	1,960	1,624

Compared to 2Q14

- Advisory revenues increased 22% in USD driven by higher fees
- Lower equity underwriting revenues as share gains, particularly in our follow-on business in APAC, are offset by reduced IPO activity
- Lower debt underwriting revenues reflecting slowdown in leveraged finance industry activity

Compared to 1Q15

- Rebound in advisory revenues, up 60% in USD; substantial increase in announced share and advanced to #5 global rank[1] reflecting positive franchise momentum
- Equity underwriting revenue increased 59% in USD driven by improved share across products and regions
- Debt underwriting revenues improved 42% in USD, reflecting strong leveraged loans performance in the Americas partially offset by weakness in EMEA

Note: Underwriting revenues are also included in the views of equity and fixed income franchise revenues on slides 19 and 21, respectively 1 Source: Dealogic

CREDIT SUISSE
July 23, 2015 19

Fixed income results reflect lower credit and emerging markets revenues

Fixed income sales & trading and underwriting – Strategic Revenues in CHF mn



Debt underwriting
Fixed income sales and trading
1,953
483
1,470
2,064
332
1,732
1,870
467
1,403
4,007
951
3,056
3,934
799
3,135
2Q14
1Q15
2Q15
6M14
6M15

Fixed income sales & trading and underwriting - Strategic revenues **USD mn**				
2,202	2,184	1,992	4,505	4,175

Compared to 2Q14

- Fixed income franchise revenue declined 10% in USD as weaker June market conditions resulted in a risk averse operating environment
- Continued momentum in securitized products performance driven by growth in high quality, fee-based asset finance revenues
- Significant increase in macro revenues, from low levels, due to improved client activity across both rates and FX
- Lower credit revenues largely due to slowdown in US leveraged finance underwriting and trading activity vs. strong 2Q14 performance and lower results in EMEA
- Emerging markets revenues declined as higher results in EMEA trading were offset by weaker performance in Latin America and APAC

Compared to 1Q15

- Fixed income franchise revenue declined 9% in USD as improvement in debt underwriting performance was offset by seasonally lower trading activity

Note: Underwriting revenues are also included in the total fixed income franchise view

CREDIT SUISSE July 23, 2015 20

Continued progress in winding down our Non-Strategic portfolio

Basel 3 RWA in USD bn



(57%)
(33%)
21
10
10
1
9
6
4Q13
4Q14
1Q15
Business impact & other[1]
2Q15
Year-end 2015 target

Leverage Exposure in USD bn



(55%)
(40%)
88
58
49
9
40
24
4Q13 Reported
4Q14 BIS
1Q15 BIS
Business impact & other[1]
2Q15 BIS
Year-end 2015 target

Non-Strategic unit in CHF mn	**2Q15**	1Q15	2Q14	**6M15**	6M14
Net revenues	**(168)**	**(43)**	**(38)**	**(211)**	**(162)**
o/w Legacy Funding	*(21)*	*(33)*	*(46)*	*(54)*	*(81)*
o/w Other Funding	*(34)*	*(52)*	*(45)*	*(86)*	*(97)*
Total expenses[2]	**127**	**127**	**252**	**254**	**429**
o/w Litigation-related	*30*	*35*	*157*	*65*	*223*
Pre-tax income / (loss)	**(295)**	**(170)**	**(290)**	**(465)**	**(591)**

Compared to 1Q15

- Higher pre-tax income loss compared to 1Q15:
  - 1Q15 benefited from significant portfolio valuation gains which offset trading losses
  - 2Q15 was negatively impacted by higher portfolio and other valuation adjustments with minimal offset from valuation gains
  - Overall Non-Strategic exit costs of ~1% of RWA since the formation of the Non-Strategic unit, compared to estimated exit costs of 2-3%
- Continued progress in winding-down capital positions through the execution of a broad range of transactions including asset and portfolio sales, novations and clearing and compression initiatives:
  - Reduced RWA by USD 1 bn, or 9%, to USD 9 bn and reduced leverage exposure by USD 9 bn, or 17%, to USD 40 bn

Note: Risk-weighted asset and leverage exposure goals are measured on constant FX basis and are subject to change based on future FX movements. Rounding differences may occur with externally published spreadsheets
1 Includes business impact, internally driven methodology and policy impact and FX movements
2 Includes provisions for credit losses

CREDIT SUISSE
July 23, 2015 21

Estimated leverage exposure progression to end 2015

Investment Banking Leverage Exposure in USD bn



Strategic
Non-Strategic
756
697
(19)
(24)
(13)
(25)
USD 81 bn reduction from 4Q14
675
635
(2-6)
(2-4)
(12-17)
(39-48)
(8%-11%)
600-620
575-595
End-4Q14 BIS
Clearing & compression initiatives[1]
Non-Strategic business reductions & liquidity usage
Client optimization
Business optimization
End-2Q15 BIS
Clearing & compression initiatives[1]
Non-Strategic business reductions & liquidity usage
Client optimization
Business optimization
End 2015 BIS

2Q15 IB Leverage Exposure



<1%
7%
6%
9%
32%
46%
FID
EQ
Corporate Bank
IBD
IB Other
NSU

- Delivered USD 81 bn in reductions from 4Q14, including USD 22 bn from 1Q15, with limited revenue impact
  - Clearing-based initiatives and increased efficiencies from compression of trades
  - Non-strategic business reductions from asset and portfolio sales, novations and clearing and compression initiatives
  - Business and client optimizations across macro and prime services businesses
  - Reductions partially offset by increased regulatory liquidity requirements

- Target USD 55-75 bn in leverage exposure reductions by end 2015

1 Excludes reductions in Non-Strategic

CREDIT SUISSE July 23, 2015 22

Consistent return on regulatory capital from Strategic businesses

Investment Banking after-tax return on regulatory capital (USD-denominated)



Impact from change in return calculation[1]
13%
11%
7%
20%
17%
(3%)
(1%)
(1%)
+2%
17%
(5%)
12%
Total IB 6M14 Reported
Non-Strategic impact
Strategic 6M14
Use of 3% equity leverage ratio rather than 2.4%
Revenue impact
Cost impact
Capital reduction
Strategic IB 6M15
Non-Strategic unit[2]
Total IB 6M15

in USD bn	6M14		6M15
Total Basel 3 RWA	181	(14)	167
Total Leverage exposure[3]	853	(178)	675

Compared to 6M14

- Consistent 6M15 Strategic return on regulatory capital of 17% on capital allocated at 3% of average leverage exposure
- Significantly improved capital efficiency vs. 6M14; reduced total leverage exposure by USD 178 bn and total RWA by USD 14 bn
- Reduced Non-Strategic drag on return on regulatory capital from 7ppt in 6M14 to 5ppt in 6M15

Note. Calculated using income after tax denominated in USD; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure in 2Q14 and 6M14; in 1Q15, 2Q15 and 6M15, the calculation is based on an average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure 2 Includes impact of Non-Strategic funding charges, other revenue losses, operating expenses and capital 3 Leverage exposure reflects BIS for 2Q15, 1Q15, and 6M15 and Swiss leverage exposure for 2Q14 and 6M14

CREDIT SUISSE July 23, 2015 23

 Update on costs and capital  July 23, 2015  *

Update on cost program

Cost reduction program[1] CHF bn



Infrastructure
Private Banking & Wealth Management
Investment Banking
2.0
3.1
3.5
3.5
1.3
1.0
1.2
~4.0
0.5
FY 2012 Achieved
FY 2013 Achieved
FY 2014 Achieved
6M15 Achieved
Further net savings targeted by end 2015

Comments

- Cost savings of CHF 3.5 bn[1] achieved since the beginning of our expense reduction program in 2011
  - Cost saving programs in Private Banking & Wealth Management and infrastructure currently on track to meet target
  - Investment Banking direct costs reflect higher indirect tax expense and increased revenue-related expenses due to higher equity trading volumes
- Continue to work towards delivering further savings over the balance of 2015 and to reach ~CHF 4.0 bn by the end of the year

1 Savings related to original 2011 cost savings target measured at constant FX rates against 6M11 annualized total expenses, excl. realignment and other significant expense items and variable compensation expenses. All data for Core Results including expense savings from discontinued operations from 2012 to 2014

CREDIT SUISSE July 23, 2015 25

Continued leverage reduction

Group leverage exposure ("look-through"; end period, CHF bn)


1,150
(79)
IB
+ 30
PBWM
+ 21
Corp.
Center
(60)
FX
impact
1,062
183
Exposure
Add-ons[1]
879
Balance
sheet assets
(US GAAP)
940 – 960
Estimated
4Q14
BIS equivalent[2]
Reported
2Q15
End 2015
target
@ current FX[3]

2Q15 Leverage exposure


5%
59%
36%
PB&WM
IB
ShS / CC

Leverage Ratio ("look-through")


Swiss Total
Capital
Tier-2 instr.
Low trigger
High trigger
Tier-1 instruments
CET1
3.9%
3.3%
2.4%
4.3%
3.7%
2.7%
~4.5%
~4.0%
~3.0%
Swiss Total Lev. ratio
BIS Tier 1 Lev. ratio
BIS CET1 Lev. ratio
Reported
4Q14[5]
Reported
2Q15
End 2015
Based on BIS
target

Comments

- Good progress on leverage reduction during the quarter, approaching end 2015 target of CHF 940 – 960 bn[3]
  - **IB:** Reduced leverage exposure by USD 81 bn since end 2014 across Strategic and Non-Strategic businesses, with limited impact on revenues
  - **PB&WM:** Leverage increase of CHF 10 bn since end 2014
- End-2Q15 leverage exposure includes an additional HQLA[4] balance of CHF 17 bn from end-4Q14 for meeting Liquidity Coverage Ratio regulatory requirement
- On track towards "look-through" Tier-1 leverage ratio target of 4% and "look-through" CET1 leverage ratio target of 3%

CET1 = Common equity tier 1   4Q14 BIS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BIS requirements as implemented by FINMA that are effective for 1Q15, and the application of those requirements on our 4Q14 results. Changes in these requirements or any of our interpretations, assumptions or estimates could result in different numbers from those shown here

1 Off-balance sheet exposures and regulatory adjustments   2 In 1Q15, estimated 4Q14 BIS leverage exposure has been adjusted when compared to the estimates provided at 4Q14 to reflect post implementation methodology, process and data improvements   3 Target based on end-2Q15 FX rates of USD/CHF: 0.93 and EUR/CHF: 1.04   4 HQLA = High-Quality Liquid Assets   5 Leverage ratio based on total Swiss "look-through" average leverage exposure of CHF 1,213 bn in 4Q14

CREDIT SUISSE   July 23, 2015   26

2Q15 "look-through" CET1 ratio increased to 10.3%

Expecting continued regulatory headwinds on RWA in 2H15 and beyond

Group Basel 3 "look-through" risk-weighted assets (CHF bn)


PB&WM[1]
Investment Banking
284
(12)
FX
impact
PB&WM
+2
+6
IB
+8
Methodology
& policy[2]
PB&WM
(2)
(1)
IB
(3)
Business
impact & other
277
4Q14
2Q15

2Q15 Basel 3 risk-weighted assets


6%
56%
38%
PB&WM
IB
ShS / CC

CET1 ratio ("look-through", %)
CET1 capital ("look-through, CHF bn)


10.1%
10.3%
28.6
28.5
4Q14
2Q15

Comments

- RWA reduction of CHF 7 bn since end 2014 driven by favorable FX movements of CHF 12 bn and business reductions of CHF 3 bn, offset by an increase of CHF 8 bn due to methodology & policy changes
- Anticipate further RWA increase due to expected regulatory and related methodology changes in both IB and PB&WM; will limit reductions in Group RWA from current levels even given Non-Strategic run-off
- CET1 ratio over 2015-2017 expected to increase due to retention of equity to meet potential higher Swiss leverage requirements
- End 2Q15 CET1 capital of CHF 28.5 bn reflects:
  - Net income offset primarily by share settlement for employee plans and FX moves due to the depreciation of the USD vs. the Swiss franc
  - Dividend has been accrued consistent with 2014 and includes an assumed 60% optional scrip alternative based on actual 2014 election ratio

Note: Rounding differences may occur with externally published spreadsheets
1 Includes PB&WM and Corporate Center risk-weighted assets
2 Methodology & policy reflects major external methodology changes only; business impact and other includes Investment Banking business impact, and internally driven methodology and policy impact

CREDIT SUISSE July 23, 2015 27

 Summary  July 23, 2015  *

Supplemental slides

	Slide
Group and divisional capital and return profile	30
Key performance indicators	31
Capital ratios progression	32
Leverage ratios progression	33
Non-Strategic capital update	34
Non-Strategic run-off profile	35
Net margin YoY and QoQ progression	36
Private Banking & Wealth Management return on regulatory capital and leverage exposure profile	37
Swisscard deconsolidation impact	38
Strategic Investment Banking return profile	39
Total Investment Banking results in USD	40
Strategic Investment Banking results in USD	41
Investment Banking Strategic Basel 3 RWA	42
Annualized expense savings through 2Q15	43
Currency mix (Group, PB&WM, IB, capital metrics)	44 - 47
Collaboration revenues	48
Shareholders' equity and "look-through" CET1 capital breakdown	49
Reconciliation of return on equity, return on tangible equity and return on regulatory capital	50

CREDIT SUISSE

July 23, 2015 29

 July 23, 2015  Strategic  Capital end period in CHF bn  All financials and return calculations above based on reported results. Leverage exposure reflects BIS for 1Q15 and 2Q15 and Swiss leverage exposure prior to 4Q14. 1 Return on regulatory capital is based on after-tax income and assumes tax rates of 25% in 2011, 2012 and 1Q13 and 30% thereafter and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets prior to 2013 and the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure from 2013 until 2014. As of 1Q15, we use the average of 10% of average Basel 3 risk-weighted assets and 3% of average leverage exposure. Return on regulatory capital is different from externally disclosed Return on Equity. PB&WM and Group returns calculated based on CHF denominated financials; IB returns based on USD denominated financials  Return on regulatory capital1  Private Banking & Wealth Management  Capital end period in USD bn  Investment Banking  Capital end period in CHF bn  Return on regulatory capital1  Group  Return on regulatory capital1  Strategic  Strategic  Strategic  Strategic  Healthy returns demonstrate effectiveness of repositioned capital-efficient business model  1,020  Leverage exposure  Basel 3 RWA  *  Group and divisional capital and return profile

 *  1 KPIs measured on the basis of reported results; all data for Core Results 2 Excluding FVoD of CHF 228 mn, 2Q15 reported return on equity is 8% and reported cost/income is 78%3 Excluding FVoD of CHF 372 mn, 6M15 reported return on equity is 8% and reported cost/income is 78%  Key Performance Indicators  July 23, 2015  *  Key Performance Indicators (KPIs)1  Cost/income ratio< 70%  Return on equity> 15%  Group  Private Banking & Wealth Management  Investment Banking  2Q15  Cost/income ratio < 70%  Cost/income ratio < 65%  NNA growth (WMC)3-4% through 20156% long-term  4%  4%  67%  73%  14%  10%3  76%3  70%  78%  74%  4%  10%2  76%2  69%  82%  6M15  4%  67%  72%  13%  72%  Strategic  2Q15  6M15  Reported

 July 23, 2015  “Look-through” Basel 3 capital ratios  Total Capital1  BIS CET1  High-trigger capital instruments  Low-trigger capital instruments  4.1%4  Swiss Total Capital Leverage Ratio  4.3%   9.6%  Current Credit Suisse requirements by 1.1.19  13.4%3  16.5%2  13.0%  17.05%4  CET1 = Common equity tier 1 1 Includes USD 3 bn Tier 1 participation securities prior to 4Q13 (with a haircut of 20%) and none thereafter2 Swiss CET1, issued high-trigger capital instruments of CHF 8.9 bn and CHF 8.8 bn as of 1Q15 and 2Q15, respectively, and issued low-trigger capital instruments of CHF 9.2 bn and CHF 8.7 bn as of 1Q15 and 2Q15, respectively 3 Swiss CET1+ high-trigger capital ratio 4 Excludes countercyclical buffer required as of September 30, 2013. The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. For 2016, FINMA increased our 2019 progressive component requirement from 4.05% to 5.07% due to the latest assessment of relevant market shares, which leads to a total capital ratio requirement of 18.07% and a Swiss leverage ratio requirement of 4.34%  13.0%3  16.2%2  4.2%   Capital ratios progression  *

Leverage ratios progression

Leverage calculation "Look-through"

in CHF bn	4Q14 Lev. ratio[1]	1Q15 capital	1Q15 Lev. ratio[1]	2Q15 capital	2Q15 Lev. Ratio[1]
CET1 Leverage ratio	2.4%	**28.3**	2.6%	**28.5**	2.7%
Add: Tier 1 high-trigger capital instruments		6.2		6.2	
Add: Tier 1 low-trigger capital instruments		5.1		4.8	
BIS Tier 1 Leverage ratio	3.3%	**39.6**	3.6%	**39.5**	3.7%
Deduct: Tier 1 low-trigger capital instruments		(5.1)		(4.8)	
Add: Tier 2 high-trigger capital instrument		2.7		2.6	
SNB Loss Absorbing Lev. Ratio	3.1%	**37.1**	3.4%	**37.3**	3.5%
Add: Tier 1 low-trigger capital instruments		5.1		4.8	
Add: Tier 2 low-trigger capital instruments		4.1		3.9	
BIS Total Capital Leverage ratio	3.9%	**46.3**	4.2%	**45.9**	4.3%
Add: Swiss regulatory adjustments		(0.1)		(0.1)	
Swiss Total Capital Leverage ratio	3.9%	**46.2**	4.2%	**45.8**	4.3%

Expected 2019 Swiss Total Capital Leverage ratio requirement: **4.1%**[2]

- "Look-through" Swiss Total Capital leverage ratio of 4.3% reached 2019 requirement
- "Look-through" CET1 and BIS Tier 1 Leverage ratio improved to 2.7% and 3.7%, respectively
- Committed to "look-through" Swiss Total Capital Leverage ratio target of ~4.5% by end 2015, and a "look-through" BIS Tier 1 Leverage ratio target of ~4.0%, of which the CET1 component is ~3%

Rounding differences may occur
1 Leverage ratios based on total Swiss "look-through" average leverage exposure of CHF 1,213 bn in 4Q14 and based on end-period BIS leverage exposure of CHF 1,103 bn in 1Q15 and CHF 1,062 bn in 2Q15
2 The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. For 2016, FINMA increased our 2019 progressive component requirement from 4.05% to 5.07% due to the latest assessment of relevant market shares, which leads to a total capital ratio requirement of 18.07% and a Swiss leverage ratio requirement of 4.34%

CREDIT SUISSE
July 23, 2015 33

 Non-Strategic capital update  July 23, 2015  4Q13  Year-end 2015 target  1Q15  (38%)  Leverage Exposure1 in CHF bn  100  52  26  Note: For Investment Banking’s year-end 2015 target, period end 3Q13 spot CHF/USD of 0.90 was used when the CHF target was fixed. Rounding differences may occur with externally published spreadsheetsLeverage exposure reflects BIS for 1Q15 and 2Q15  Continued progress in deleveraging, with a CHF 58 bn reduction compared to 4Q13; targeting a further 38% reduction by end 2015  Continued progress in RWA reductions with a 54% reduction since 4Q13; targeting a further 23% reduction by end 2015  2Q15  4Q13  Year-end 2015 target  1Q15  2Q15  42  21  10  6  Investment Banking Basel 3 RWA USD bn  9  88  49  24  40  Investment Banking leverage exposure USD bn  Private Banking & Wealth Management  Investment Banking1  1 Investment Banking Non-Strategic RWA and leverage exposure restated for prior quarters for commodities trading exit2 Reflects major external methodology changes only 3 Includes 2014 adverse model change  *  24  28  (23%)  14  10  13  Basel 3 RWA1 in CHF bn  Private Banking & Wealth Management  Investment Banking1  1Q14 RWA methodology change impact2 (IB, PB&WM)  3

Non-Strategic run-off profile

2Q15 Non-Strategic Pre-tax income in CHF mn



2Q15 Non-Strategic pre-tax loss
Movements in credit spreads on own liabilities
Realignment costs & IT architecture simplification
Corporate Center adjustments related to sale of business
Sale of business & other restructuring
Legacy funding costs & other restructuring[1]
Remaining Non-Strategic pre-tax drag
(166)
(268)
138
(25)
15
52
(254)

Includes CHF 88 mn of certain legacy litigation provisions & fees; continue to work towards resolution of legacy litigation matters

~CHF 210 mn predominately relates to FID NSU, which will be targeted for accelerated wind down

Corporate Center	Private Banking & Wealth Mgmt.	Investment Banking
▪ Impact driven by volatility in own credit spreads, as well as the size of the portfolio carried at fair value ▪ Realignment costs and IT architecture simplification expected to continue through remainder of cost reduction program ▪ Includes real estate gains	▪ Includes small restructuring costs	▪ Legacy funding cost reduction on track; step down by ~50% from CHF 439 mn in 2013[1] and expected remain relatively stable until full run-off at the end 2018

- Corp. Center
- PB&WM
- IB

Note: The ultimate cost of the relevant legal proceedings in the aggregate over time may significantly exceed current litigation provisions

1 Includes CHF 21 mn of legacy funding costs in Corporate Center in 2Q15

CREDIT SUISSE
July 23, 2015 35

 *  Increased averageAuM & change in client mix  (1)  Higher expenses  (4)  31  Measured at stable AuM1  Netinterest income  +6  Wealth Management Clients YoY development in basis points  2Q14  28  3 bp  1 Includes some impact also from client mix change AuM = Assets under management  2Q15  Higher averageAuM  (1)  Higher expenses  (3)  31  Measured at stable AuM1  Netinterest income  +4  Wealth Management Clients QoQ development in basis points  1Q15  30  1 bp  2Q15  Non-interest revenues  +2  Non-interest revenues  +1  WMC net margin YoY and QoQ progression  July 23, 2015

PB&WM return on regulatory capital profile

PB&WM strategic after-tax return on regulatory capital (CHF-denominated)


28%
(3%)
(1%)
24%
(1%)
3%
+2 ppt
26%
2Q14
Use of 3% equity leverage ratio rather than 2.4%
Methodology changes, transfers and market impact
Increase in capital usage
PTI impact
2Q15

WMC after-tax return on regulatory capital (CHF-denominated)


31%
(4%)
--
27%
Mostly loan growth
(2%)
4%
+2 ppt
29%
2Q14
Use of 3% equity leverage ratio rather than 2.4%
Methodology changes, transfers and market impact
Increase in capital usage
PTI impact
2Q15

CIC after-tax return on regulatory capital (CHF-denominated)


19%
(1%)
(1%)
17%
(1%)
3%
+2 ppt
19%
2Q14
Use of 3% equity leverage ratio rather than 2.4%
Methodology changes, transfers and market impact
Increase in capital usage
PTI impact
2Q15

AM after-tax return on regulatory capital (CHF-denominated)


48%
(1%)
Mostly due to changing to BIS leverage definition (CLO consolidation)
(5%)
42%
(9%)
(4%)
29%
2Q14
Use of 3% equity leverage ratio rather than 2.4%
Methodology changes, transfers and market impact
Increase in capital usage
PTI impact
2Q15

Note: Calculated using income after tax denominated in CHF; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure (or 3% where specified) in 2Q14; in 2Q15, the calculation is based on an average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure PTI = Pre-tax income

CREDIT SUISSE
July 23, 2015 37

Deconsolidation of card issuing business as of July 1, 2015

Deconsolidation will reduce pre-tax income in WMC with no impact on Group net income

Proforma impact on WMC (in CHF mn)	2014			6M15		
	Reported	Impact[2]	Pro forma	Reported	Impact[2]	Pro forma
Net revenues	**8,286**	**(305)**	**7,981**	**4,308**	**(143)**	**4,166**
Provision for credit losses	60	(5)	55	24	-	24
Total operating expenses	5,966	(232)	5,734	2,979	(120)	2,859
Income before taxes	**2,260**	**(68)**	**2,192**	**1,305**	**(23)**	**1,282**

Proforma impact on CS Group (in CHF mn)	2014			6M15		
	Reported	Impact[2]	Pro forma	Reported	Impact[2]	Pro forma
Income from continuing ops.	3,627	(68)	3,559	3,167	(23)	3,144
Income taxes	1,405	(12)	1,393	1,067	(4)	1,063
Income from discontinued ops.	102	-	102	-	-	-
Net income	2,324	(56)	2,268	2,100	(19)	2,081
Minority interest	449	(56)	393	(5)	(19)	(24)
NI att. to shareholders	**1,875**	**-**	**1,875**	**2,105**	**-**	**2,105**

- The credit and charge card issuing business has been deconsolidated as of July 1, 2015[1] and transferred to the equity method investment, Swisscard AECS GmbH
- In the previous structure, the results of this business were reported within WMC
- With the deconsolidation and the transfer of the credit and charge card issuing business to the equity method investment, WMC pre-tax income will reduce by CHF 68 mn on a 2014 pro-forma basis or CHF 23 mn on a 6M15 pro-forma basis
  - Based on 6M15 pro forma numbers, the full year gross margin and net margin impact is 3 bps and 1 bp, respectively
  - The reduction in revenues in WMC will mainly impact recurring revenues
- The reduction in pre-tax income in the division will be offset by the reduction in minority interest from the deconsolidation at the Group level, therefore there will be no material impact on the Group's net income attributable to shareholders

This pro-forma presentation of the impact of the deconsolidation of the issuing business on the reported historical results of WMC and the Group as if it had occurred on December 31, 2013 is presented for illustrative purposes only. Given that as of July 1, 2015 the business has been deconsolidated and the transaction does not qualify for discontinued operations, we will not be adjusting or restating our historical results in this respect. These illustrative figures cannot be seen as being indicative of future trends or results. 1 This change will be recorded as a non-adjusting subsequent event in the 2015 Credit Suisse Group financial report to be published on or about July 31, 2015 2 Proforma impact of the issuing business deconsolidation.

CREDIT SUISSE July 23, 2015 38

Strategic Investment Banking return profile

Strategic businesses (market share position vs. return on regulatory capital)



High
Credit Suisse market share position
Top 3
4 to 6
7 or lower
Low
Prime Services
Global Credit Products
Securitized Products
Cash Equities
EMG
Eq. Derivatives
IBD
Global Macro Products
Fixed income
Equities
Investment Banking
Bubble size reflects relative capital usage at end of 2Q15
Rolling four quarters return on regulatory capital3
High

% of 2Q15 IB capital base[1]	Optimize risk and capital utilization across the franchise
77% (vs. 77% in 1Q15)	▪ Majority of capital allocated to market leading businesses ▪ Strong returns in market leading businesses reflecting continued market share momentum
10% (vs. 9% in 1Q15)	▪ Improved US market conditions and healthy pipeline to drive returns and profitability
13% (vs. 14% in 1Q15)	▪ Differentiated cross-asset macro platform to improve returns

◀ Return on regulatory capital declined vs. 2Q15 rolling four quarter return
▶ Return on regulatory capital improved vs. 2Q15 rolling four quarter return
• No indicator reflects stable return on regulatory capital vs. 2Q15 rolling four quarter return

1 Percent of capital base (based on internal reporting structure) reflects hybrid capital which is defined as average of 10% of average Basel 3 risk-weighted assets and of 2.4% of average leverage exposure from 2Q14 to 4Q14 and average of 10% of average Basel 3 risk-weighted assets and of 3% of average leverage exposure from 1Q15 forward 2 Global Macro Products includes Rates and FX franchises 3 Presentation based on internal reporting structure

CREDIT SUISSE
July 23, 2015 39

Total Investment Banking results in USD

in USD mn	2Q15	1Q15	2Q14	2Q15 vs. 1Q15	2Q15 vs. 2Q14	6M15	6M14	6M15 vs. 6M14
Net revenues	**3,602**	**3,785**	**3,766**	**(5%)**	**(4%)**	**7,387**	**7,600**	**(3%)**
Debt underwriting	498	351	544	42%	(9%)	848	1,070	(21%)
Equity underwriting	255	161	302	59%	(16%)	416	508	(18%)
Advisory and other fees	221	138	181	60%	22%	359	383	(6%)
Fixed income sales & trading	1,324	1,774	1,610	(25%)	(18%)	3,098	3,279	(6%)
Equity sales & trading	1,409	1,453	1,279	(3%)	10%	2,862	2,629	9%
Other	(105)	(92)	(151)	15%	(30%)	(197)	(268)	(26%)
Provision for credit losses	**8**	**1**	**(6)**	**nm**	**nm**	**8**	**(6)**	**nm**
Compensation and benefits	1,646	1,639	1,690	0%	(3%)	3,285	3,398	(3%)
Other operating expenses	1,295	1,145	1,235	13%	5%	2,440	2,436	0%
Total operating expenses	**2,941**	**2,784**	**2,925**	**6%**	**1%**	**5,725**	**5,834**	**(2%)**
Pre-tax income	**653**	**1,000**	**847**	**(35%)**	**(23%)**	**1,654**	**1,772**	**(7%)**
Cost / income ratio	82%	74%	78%	--	--	77%	77%	--
Return on capital[1]	**10%**	**15%**	**12%**	**--**	**--**	**12%**	**13%**	**--**

Note: Rounding differences may occur with externally published spreadsheets
1 Calculated using income after tax denominated in USD; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure in 2Q14 and 6M14; in 1Q15, 2Q15 and 6M15, the calculation is based on an average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure

CREDIT SUISSE July 23, 2015 40

Strategic Investment Banking results in USD

in USD mn	2Q15	1Q15	2Q14	2Q15 vs. 1Q15	2Q15 vs. 2Q14	6M15	6M14	6M15 vs. 6M14
Net revenues	**3,782**	**3,829**	**3,809**	**(1%)**	**(1%)**	**7,610**	**7,783**	**(2%)**
Debt underwriting	*498*	*351*	*544*	42%	(9%)	*848*	*1,070*	(21%)
Fixed income sales & trading	*1,494*	*1,833*	*1,658*	(18%)	(10%)	*3,327*	*3,436*	(3%)
Fixed income franchise	1,992	2,183	2,202	(9%)	(10%)	4,175	4,505	(7%)
Equity underwriting	*255*	*161*	*302*	59%	(16%)	*416*	*508*	(18%)
Equity sales & trading	*1,407*	*1,419*	*1,261*	(1%)	12%	*2,826*	*2,618*	8%
Equities franchise	1,662	1,579	1,564	5%	6%	3,242	3,125	4%
Advisory and other fees	221	138	181	60%	22%	359	383	(6%)
Other	(94)	(72)	(137)	30%	(32%)	(166)	(231)	(28%)
Provision for credit losses	**8**	**1**	**(6)**	**nm**	**nm**	**8**	**(6)**	**nm**
Compensation and benefits	1,606	1,599	1,651	0%	(3%)	3,205	3,313	(3%)
Other operating expenses	1,199	1,051	990	14%	21%	2,250	2,037	10%
Total operating expenses	**2,806**	**2,650**	**2,641**	**6%**	**6%**	**5,455**	**5,350**	**2%**
Pre-tax income	**968**	**1,179**	**1,174**	**(18%)**	**(18%)**	**2,147**	**2,438**	**(12%)**
Cost / income ratio	74%	69%	69%	7%	7%	72%	69%	--
Return on capital[1]	**16%**	**19%**	**19%**	--	--	**17%**	**20%**	--

Note: Rounding differences may occur with externally published spreadsheets
1 Calculated using income after tax denominated in USD; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure in 2Q14 and 6M14; in 1Q15, 2Q15 and 6M15, the calculation is based on an average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure

CREDIT SUISSE
July 23, 2015 41

 *  2Q15 Investment Banking Basel 3 RWA  July 23, 2015  RWA  18  27  18  18  10  91  RWA  5  RWA  22  RWA    2    RWA  9  14  13  2  38  Basel 3 risk-weighted assets in USD bn  Note: Rounding differences may occur with externally published spreadsheets1 Includes Rates and FX franchises 2 Includes fixed income other, CVA management and fixed income treasury  Equities  Fixed income   Macro1  Securitized Products  Credit   Emerging Markets  Other2  Strategic fixed income  Cash Equitiesand Market Making  Prime Services  Derivatives  Other  Strategic Equities  Corporate Bank  Corporate Bank  Investment Banking Other  Other  M&A and Other   IBD  RWA    9    Non-Strategic  Non-Strategic

Annualized expense savings through 2Q15

Group expense reduction achieved in CHF bn



Savings of CHF 3.5 bn
20.5
annualized
10.2
20.7
(3.7)
17.0
6M11 adjusted
6M15 reported
6M15 adjustments
6M15 adjusted

Adjustments from 6M11 reported:	
Variable compensation	(1,034)
Realignment costs (CC)	(142)
Other (across divisions)	49
Total	**(1,127)**
Annualized (x2)	**(2,254)**

Adjustments from 6M15 reported:	
Variable compensation[1]	(1,930)
Certain litigation items	(267)
Realignment / AS[2]	(669)
RRP	(469)
Other[3]	(705)
FX impact	360
6M15 Total	**(3,680)**

All data for Core Results. All expense reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. Rounding differences may occur from externally published spreadsheets

1 Related to existing population 2 Includes CC realignment costs and realignment Non-Strategic unit measures, architecture simplification, business simplification and extended innovation costs

3 Includes variable compensation related savings on reduction of force and fixed allowance

CREDIT SUISSE

July 23, 2015 43

Currency mix of 6M15 Group Results

Credit Suisse Core Results

CHF mn	6M15	CHF	USD	EUR	GBP	Other
Net revenues	13,614	19%	53%	14%	3%	11%
Total expenses[1]	10,430	29%	42%	5%	12%	13%

FX Sensitivity analysis

Sensitivity analysis based weighted average exchange rates of USD/CHF of 0.95 and EUR/CHF of 1.04 for the first half results

- Applying the **June month-end** exchange rates for USD/CHF of 0.93 and EUR/CHF of 1.04 in lieu of the average FX rates for 6M15, the sensitivities are as follows:
  - **USD/CHF** impact on **6M15 pre-tax income by CHF (41) mn**
  - **EUR/CHF** impact on **6M15 pre-tax income by CHF (1) mn**
- Applying a **+/-10% movement** on the average FX rates for 6M15, the sensitivities are as follows:
  - **USD/CHF** impact on **6M15 pre-tax income by CHF (291) mn**
  - **EUR/CHF** impact on **6M15 pre-tax income by CHF (142) mn**

1 Total operating expenses and provisions for credit losses

CREDIT SUISSE

July 23, 2015 44

Currency mix of 6M15 PB&WM Results

Private Banking & Wealth Management

CHF mn	**6M15**	CHF	USD	EUR	GBP	Other
Net revenues	6,124	40%	36%	14%	2%	9%
Total expenses[1]	4,353	53%	22%	7%	6%	12%

FX Sensitivity analysis

Sensitivity analysis based weighted average exchange rates of USD/CHF of 0.94 and EUR/CHF of 1.04 for the first half results

- Applying the **June month-end** exchange rates for USD/CHF of 0.93 and EUR/CHF of 1.04 in lieu of the average FX rates for 6M15, the sensitivities are as follows:
  - **USD/CHF** impact on **6M15 pre-tax income by CHF (13) mn**
  - **EUR/CHF** impact on **6M15 pre-tax income by CHF (2) mn**
- Applying a **+/-10% movement** on the average FX rates for 6M15, the sensitivities are as follows:
  - **USD/CHF** impact on **6M15 pre-tax income by CHF (121) mn**
  - **EUR/CHF** impact on **6M15 pre-tax income by CHF (56) mn**

1 Total operating expenses and provisions for credit losses

CREDIT SUISSE

July 23, 2015 45

Currency mix of 6M15 IB Results

Investment Banking

CHF mn	6M15	CHF	USD	EUR	GBP	Other
Net revenues	6,964	0%	68%	14%	5%	13%
Total expenses[1]	5,404	2%	61%	3%	18%	15%

FX Sensitivity analysis

Sensitivity analysis based weighted average exchange rates of USD/CHF of 0.95 and EUR/CHF of 1.04 for the first half results

- Applying the **June month-end** exchange rates for USD/CHF of 0.93 and EUR/CHF of 1.04 in lieu of the average FX rates for 6M15, the sensitivities are as follows:
  - **USD/CHF** impact on **6M15 pre-tax income by CHF (28) mn**
  - **EUR/CHF** impact on **6M15 pre-tax income by CHF 0 mn**
- Applying a **+/-10% movement** on the average FX rates for 6M15, the sensitivities are as follows:
  - **USD/CHF** impact on **6M15 pre-tax income by CHF (140) mn**
  - **EUR/CHF** impact on **6M15 pre-tax income by CHF (81) mn**

1 Total operating expenses and provisions for credit losses

CREDIT SUISSE

July 23, 2015 46

 Note: Data based on June 2015 month-end currency mix and on a look-through basis1 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel 3 regulatory adjustments (e.g. goodwill)2 The Tier 1 Capital leverage ratio requires a higher portion of other currencies to mitigate the impacts of FX movements  Sensitivity analysis  A 10% weakening of the US dollar (vs. CHF) would have a -2.4bps impact on the “look-through” BIS CET1 ratioA 10% weakening of the CHF against all currencies2 would have a -2.5bps impact on the Tier 1 Capital Leverage ratio  CET 1 Capital1 - BIS  Basel 3 RWA  Tier 1 Capital - BIS  Swiss Leverage Exposure   Currency mix of Group capital metrics  *  July 23, 2015

 Collaboration revenues  Stable Collaboration Revenues compared to both 2Q14 and 1Q15Continued solid performance in providing tailored solutions to UHNWI clients  Collaboration revenues target range of 18% to 20% of net revenues  Collaboration revenues – Core results in CHF bn / as % of net revenues  July 23, 2015  *

Shareholders' equity and "look-through" CET1 capital breakdown

Reconciliation of shareholders' equity to "look-through" CET1 capital in CHF mn

	2Q15
Shareholders' equity	**42,642**
Regulatory deductions (includes accrued dividend, treasury share reversal, scope of consolidation)	**(64)**
Adjustments subject to phase-in	**(14,096)**
Non-threshold-based	**(12,755)**
Goodwill & Intangibles (net of Deferred Tax Liability)	(8,263)
Deferred tax assets that rely on future profitability (excl. temporary differences)	(2,487)
Defined benefit pension assets (net of Deferred Tax Liability)	(852)
Advanced internal ratings-based provision shortfall	(524)
Own Credit (Bonds, Struct. Notes, PAF, CCA, OTC Derivatives)	(565)
Own shares and cash flow hedges	(64)
Threshold-based	**(1,341)**
Deferred Tax Asset on timing differences	(1,341)
Total regulatory deductions and adjustments	**(14,160)**
"Look-through" Common Equity Tier 1 capital	**28,482**

2Q15 Shareholders' equity breakdown in CHF bn



42.6
42.6
Goodwill and Intangibles[1]
8.4
8.4
Total regulatory deductions and adjustments
Tangible equity and misc. (not B3 effective)
4.4
5.7
Corporate Center[2]
1.5
IB Non-Strategic[2]
1.0
IB Strategic[2]
16.3
28.5
"Look-through" Common Equity Tier 1 Capital
PB&WM Non-Strategic[2]
0.3
PB&WM Strategic[2]
10.7
2Q15 Shareholders' equity in CHF bn

1 Goodwill and intangibles gross of Deferred Tax Liability
2 Regulatory capital calculated as the average of 10% of average RWA and 3.0% of average leverage exposure at the end of 2Q15

CREDIT SUISSE
July 23, 2015 49

Reconciliation of return on equity, return on tangible equity and return on regulatory capital  Return on regulatory capital based on after-tax income and assumes capital allocated at the average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure1 Excludes revenue impact from Fair Value on own Debt (FVoD) of CHF 372 million 2 For Investment Banking, capital allocation and return calculations are based on US dollar denominated numbers  July 23, 2015  *

 July 23, 2015

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrant)

Date: July 23, 2015
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer